AMENDMENTS TO ARTICLES

Dated: June 5, 2020

The following amendments are proposed to the form of Articles set forth in Exhibit E to the Management Information Circular of Integra Resources Corp. dated May 1, 2020 in connection with the resolution related to that Exhibit.

1.   QUORUM

The quorum requirements for director and shareholder meetings will be amended as follows:

2.   ADVANCE NOTICE PROVISIONS

Section 10.10, which contains advance notice provisions for the election of directors will be amended as follows:

(3) *Timely Notice*

In order for a nomination made by a Nominating Shareholder to be timely notice (a "**Timely Notice**"), the Nominating Shareholder's notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a) in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting ~~and not earlier than 5:00 p.m. (Vancouver time) on the 65th day before the date of meeting~~; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the "**Notice Date**") is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access, as defined in National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer* (or any successor rule or instrument under applicable securities laws), is used for delivery of proxy related materials in respect of a meeting described in Article 10.10(3)(a) or 10.10(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

~~In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's Timely Notice.~~

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(b) as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i) their name, business and residential address;

(ii) the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii) their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Company or the person's economic exposure to the Company;

(iv) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v) full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

~~(vi) a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;~~

(vi) ~~(vii)~~ a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(vii) ~~(viii)~~ any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* or as required by applicable securities law.

~~The Company may require any Proposed Nominee to furnish such other information as may reasonably be required by the Company to determine eligibility of such Proposed Nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such Proposed Nominee.~~

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3. ALTERATION OF CAPITAL STRUCTURE

Part 9, which enables the directors to make certain alterations to the capital structure of the company, will be amended as follows:

PART 9
ALTERATIONS

9.1 Alteration of Authorized Share Structure

(1) Subject to Articles 9.2 and 9.3, the special rights or restrictions attached to the shares of any class or series of shares and the *Business Corporations Act*, the Company may by ordinary resolution ~~of the directors~~:

(a) ~~(1)~~ create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) ~~(2)~~ increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) ~~(3)~~ if the Company is authorized to issue shares of a class of shares with par value:

(i) ~~(a)~~ subject to the *Business Corporations Act*, decrease the par value of those shares; or

(ii) ~~(b)~~ if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d) ~~(4)~~ change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(e) ~~(5)~~ otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*;

(f) alter the identifying name of any of its shares;

and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

(2) Subject to Articles 9.2 and 9.3, the special rights or restrictions attached to the shares of any class or series of shares and the *Business Corporations Act*, the Company may by resolution of the directors:

(a) ~~(6)~~ subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(b) ~~(7)~~ convert fractional shares into whole shares in accordance with the *Business Corporations Act*:

(i) ~~(a)~~ on a subdivision or consolidation of shares; or

(ii) ~~(b)~~ on a redemption, purchase or surrender of shares;

~~(8) alter the identifying name of any of its shares;~~

and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

4. ALTERNATE DIRECTORS

Part 15, which provides for the appointment of alternate directors in Sections 15.1 through to 15.8, will be removed.

5. FORUM SELECTION

Part 27, which includes provisions for forum selection for adjudication of certain disputes in Section 27.1, will be removed.